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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

UNION NATIONAL FINANCIAL CORPORATION
(Name of Issuer)
Common stock, par value $.25 per share
(Title of Class of Securities)
907647101
(CUSIP Number)
Jeffrey D. Miller
Senior Vice President and Chief Financial Officer
Donegal Mutual Insurance Company
1195 River Road,
Marrietta, Pennsylvania 17547
(717) 426-1931
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	907647101

1	NAMES OF REPORTING PERSONS: Donegal Mutual Insurance Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
23-1336198

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Pennsylvania

	7	SOLE VOTING POWER:

NUMBER OF		243,318 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		243,318 shares

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

243,318 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IC HC

Item 1. Security and Issuer.
     This Schedule 13D relates to the common stock, par value $.25 per share, of Union National Financial Corporation (“Union National”). The address of the principal executive offices of Union National is 570 Lausch Lane, Lancaster, Pennsylvania 17601.
Item 2. Identity and Background.
     The location of the principal place of business and principal office of Donegal Mutual Insurance Company (“Donegal Mutual”), a Pennsylvania mutual fire insurance company founded in 1889, is 1195 River Road, Marietta, Pennsylvania 17547. As of May 31, 2007, Donegal Mutual owned approximately 41.4% of the Class A common stock and 71.7% of the Class B common stock of Donegal Group Inc. (“DGI”), a publicly-held insurance holding company whose subsidiaries write property and casualty insurance in certain Mid-Atlantic, Midwest and Southern states. Donegal Mutual owns 51.8% and DGI owns 48.2% of Donegal Financial Services Corporation, a thrift holding company that owns Province BankFSB (“Province”), a federal savings bank that conducts a banking business primarily in Lancaster and York Counties, Pennsylvania.
     Donegal Mutual’s directors are as follows: Scott A. Berlucchi, Dennis A. Bixenman, Frederick W. Dreher, Patricia A. Gilmartin, Philip H. Glatfelter, II, Cyril J. Greenya, John E. Hiestand, Kevin M. Kraft, Sr., Donald H. Nikolaus and R. Richard Sherbahn.
     Mr. Berlucchi has been President and Chief Executive Officer of Auburn Memorial Hospital, Inc. from April 2007 to present, and was President and Chief Executive Officer of Elk Regional Health Systems from August 2004 to January 2007; Chief Executive Officer, Lancaster Urological Group, Inc. from April 2003 to June 2004 and President and Chief Executive Officer of the Susquehanna Division of Lancaster General Hospital from May 1995 to March 2003. Mr. Berlucchi has been a director of Donegal Mutual and Province since 2006.
     Mr. Bixenman has been a Senior Consultant with Williams & Company, a consulting firm, for more than the past ten years. Mr. Bixenman has been a director of Donegal Mutual since 2006.
     Mr. Dreher has been a partner in the law firm of Duane Morris LLP since 1970 and a director of Donegal Mutual since 1996. Mr. Dreher has been a director of Province since 2000.
     Mrs. Gilmartin has been an employee since 1969 of Associated Donegal Insurance Brokers, an insurance agency that is not affiliated with Donegal Mutual or DGI, except that Associated Donegal Insurance Brokers receives insurance commissions in the ordinary course of business from Donegal Mutual and DGI’s insurance subsidiaries and affiliates in accordance with such companies’ standard commission schedules and agency contracts. Mrs. Gilmartin has been a director of Donegal Mutual since 1979.

     Mr. Glatfelter retired in 1989 as a Vice President of Meridian Bank, a position he held for more than five years prior to his retirement. Mr. Glatfelter has been a director of Donegal Mutual since 1981; Vice Chairman of Donegal Mutual and DGI from 1991 to 2001 and has been Chairman of the Board of DGI and Donegal Mutual since 2001. Mr. Glatfelter has been a director of Province since 2000.
     Mr. Greenya has been Senior Vice President and Chief Underwriting Officer of Donegal Mutual since 2005; Mr. Greenya was Senior Vice President, Underwriting of Donegal Mutual from December 1997 to 2005; Vice President, Commercial Underwriting of Donegal Mutual from 1992 until December 1997 and Manager, Commercial Underwriting, of Donegal Mutual from 1983 to 1992. Mr. Greenya has been a director of Donegal Mutual since 2006.
     Mr. Hiestand has been a partner in H&H Associates, an auditing firm, since 1996 and a director of Donegal Mutual since 1983.
     Mr. Kraft is the President of Clyde W. Kraft Funeral Home, Inc. He has been a director of Donegal Mutual since 2003 and of Province since 2005.
     Mr. Nikolaus has been President and Chief Executive Officer of Donegal Mutual since 1981 and a director of Donegal Mutual since 1972. Mr. Nikolaus has been President and Chief Executive Officer of DGI and a director of DGI since 1986. Mr. Nikolaus has been Chairman of the Board, Chief Executive Officer and a director of Province since 2000. Mr. Nikolaus has been a partner in the law firm of Nikolaus & Hohenadel since 1972.
     Mr. Sherbahn has owned and operated Sherbahn Associates, Inc., a life insurance and financial planning firm, since 1974. Mr. Sherbahn has been a director of Donegal Mutual since 1967 and of DGI since 1986.
     Donegal Mutual’s executive officers are as follows: Donald H. Nikolaus, Cyril J. Greenya, Jeffrey D. Miller, Robert G. Shenk and Daniel J. Wagner. Such persons can be contacted through Donegal Mutual at 1195 River Road, Marietta, Pennsylvania 17547. See above for biographical information on Messrs. Greenya and Nikolaus.
     Mr. Miller has been Senior Vice President and Chief Financial Officer of Donegal Mutual and DGI since 2005; Mr. Miller was Vice President and Controller of Donegal Mutual and DGI from 2000 to 2005 and Controller of Donegal Mutual and DGI from 1995 to 2000.
     Mr. Shenk has been Senior Vice President, Claims, of Donegal Mutual and DGI since December 1997; Mr. Shenk was Vice President, Claims, of Donegal Mutual and DGI from 1992 until December 1997 and served as Manager, Casualty Claims, of Donegal Mutual from 1985 to 1992.

     Mr. Wagner has been Senior Vice President and Treasurer of Donegal Mutual and DGI since 2005; Mr. Wagner was Vice President and Treasurer of Donegal Mutual and DGI from 2000 to 2005; Treasurer of Donegal Mutual and DGI from 1993 to 2000 and served as Controller of Donegal Mutual for five years prior thereto.
     DGI’s directors are as follows: Robert S. Bolinger, Patricia A. Gilmartin, Philip H. Glatfelter, II, John J. Lyons, Jon M. Mahan, S. Trezevant Moore, Jr., Donald H. Nikolaus, R. Richard Sherbahn and Richard D. Wampler, II. See above for biographical information on Mrs. Gilmartin and Messrs. Glatfelter, Nikolaus and Sherbahn.
     Mr. Bolinger retired in 2001 as Chairman and Chief Executive Officer of Susquehanna Bankshares, Inc., a position he held since 1982.
     Mr. Lyons was President and Chief Operating Officer of Keefe Managers, Inc., a manager of investment funds, from February 1999 until his retirement in June 2007.
     Mr. Mahan has been a Managing Director in the Investment Banking Division of Stifel, Nicolaus & Company, Incorporated since 2005 and has held other positions with that firm since 1996.
     Mr. Moore has been President of Luminent Mortgage Capital, Inc. since March 2005 and Chief Executive Officer since May 2007. Luminent Mortgage Capital, Inc. is a real estate investment trust whose shares are traded on the New York Stock Exchange. Prior thereto, Mr. Moore was Executive Vice President, Capital Markets, of Radian Guaranty, Inc. from 2000 to 2005 and Managing Director, Prime Residential Mortgage Finance, of First Union National Bank from 1997 to 1999.
     Mr. Wampler is a certified public accountant and is a retired principal of the accounting firm of Brown Schultz Sheridan & Fritz, a position he held from 1998 to 2005. For 28 years prior thereto, he was a partner in the accounting firm of KPMG, LLP.
     Province’s directors are as follows: Scott A. Berlucchi, Frederick W. Dreher, Philip H. Glatfelter, II, Kevin M. Kraft, Sr., Jay H. Lutz, John J. Lyons, Donald H. Nikolaus and Richard D. Wampler, II. See above for biographical information on Messrs. Berlucchi, Dreher, Glatfelter, Kraft, Lyons, Nikolaus and Wampler.
     Mr. Lutz has been President of Jay H. Lutz & Co., Inc., an independent insurance agency in Columbia, Pennsylvania, since 1980.
     All of the executive officers and directors of Donegal Mutual, DGI and Province are citizens of the United States of America. None of Donegal Mutual’s nor any of DGI’s or Province’s executive officers or directors has, during the last five years, been convicted in a criminal proceeding with the exception of traffic violations and similar misdemeanors. None of Donegal Mutual’s nor any of DGI’s or Province’s executive officers or directors has, during the last five years, been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any civil proceeding of a judicial or administrative body of competent jurisdiction.
Item 3. Source and Amount of Funds or Other Consideration.
     The source of funds Donegal Mutual used for the purpose of acquiring shares of Union National common stock has been Donegal Mutual’s cash on hand.
Item 4. Purpose of Transaction.
     Donegal Mutual has been purchasing the shares of Union National common stock for the past several years based on its belief that the shares represent an attractive investment opportunity.
     Except as set forth in this Schedule 13D, Donegal Mutual has no present plan or proposal that would relate to or result in any of the matters or actions described in subparagraphs (a) — (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the price of shares of Union National common stock, developments affecting the financial condition and capital adequacy of Union National, conditions in the securities market and general economic and industry conditions and, subject to receipt of any applicable regulatory approvals, Donegal Mutual reserves the right in the future to take such actions with respect to its investment in Union National as it deems appropriate, including the purchase of additional shares of Union National on the open market or in private transactions or otherwise, on such terms and at such times as Donegal Mutual may deem advisable.
     On June 22, 2007, Donald H. Nikolaus, President and Chief Executive Officer of Donegal Mutual and DGI, met with Mark D. Gainer, the President and Chief Executive Officer of Union National and Union National Community Bank (the “Bank”) to discuss the interests of Donegal Mutual as the largest stockholder of Union National and to discuss the possible capital needs of Union National and the Bank.
Item 5. Interest in Securities of the Issuer.
     (a) As of the date of this Schedule 13D, Donegal Mutual owned 243,318 shares of common stock of Union National, or approximately 9.6% of Union National’s outstanding shares of common stock.
     (b) As of the date of this Schedule 13D, none of the persons named in Item 2 of this Schedule 13D beneficially owned any shares of Union National with the exception of

Donegal Mutual, Jay H. Lutz, who owns 99 shares, and Donald H. Nikolaus, who owns 486 shares.
     (c) To the knowledge of Donegal Mutual, none of the persons named in Item 5(a) of this Schedule 13D have purchased or disposed of any shares of common stock of Union National during the 60 days preceding the date of this Schedule 13D, except as follows:

Identity of Person Who	Date of	Amount of	Price Per	How the Transaction
Effected the Transaction	Transaction	Securities	Share	Was Effected

Donegal Mutual	5/2/07	200	17.25	Acquisition — open-market purchase

Donegal Mutual	5/3/07	800	17.25	Acquisition — open-market purchase

Donegal Mutual	5/18/07	100	16.75	Acquisition — open-market purchase

Donegal Mutual	5/21/07	530	16.75	Acquisition — open-market purchase

Donegal Mutual	5/22/07	402	16.75	Acquisition — open-market purchase

Donegal Mutual	5/30/07	193	16.90	Acquisition — open-market purchase

Donegal Mutual	6/1/07	775	16.90	Acquisition — open-market purchase

Donegal Mutual	6/4/07	232	16.75	Acquisition — open-market purchase

Donegal Mutual	6/5/07	800	16.75	Acquisition — open-market purchase

Donegal Mutual	6/7/07	1,968	16.75	Acquisition — open-market purchase

Identity of Person Who	Date of	Amount of	Price Per	How the Transaction
Effected the Transaction	Transaction	Securities	Share	Was Effected

Donegal Mutual	6/8/07	500	16.50	Acquisition — open-market purchase

Donegal Mutual	6/11/07	3,000	15.50	Acquisition — open-market purchase

Donegal Mutual	6/11/07	2,319	16.50	Acquisition — open-market purchase

Donegal Mutual	6/13/07	400	14.90	Acquisition — open-market purchase

Donegal Mutual	6/18/07	7,600	15.00	Acquisition — open-market purchase

Donegal Mutual	6/19/07	7,500	15.00	Acquisition — open-market purchase

Donegal Mutual	6/20/07	7,500	15.00	Acquisition — open-market purchase
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
Item 7. Material To Be Filed As Exhibits.
     None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY

	By:	/s/ Jeffrey D. Miller

Jeffrey D. Miller, Senior Vice President and Chief Financial Officer

Dated: July 2, 2007